


13000502

75 YEARS. 1 GUIDING PRINCIPLE.

1

Clients First.

T. Rowe Price Group | Annual Report 2012


T.RowePrice
INVEST WITH CONFIDENCE





Putting clients first has been our firm's guiding principle since our founding in 1937. For 75 years, our associates—beginning with our founder, Thomas Rowe Price, Jr.—have sought to inspire client confidence with disciplined decision-making and a consistent focus on long-term success.

This report seeks to demonstrate our guiding principle in action, across key aspects of our business. The stories that follow explore how we work to attract and retain talent, strengthen our global capabilities, maintain a collaborative approach to investment management, and improve the quality of life in our communities.

We seek to attract talented associates who share our commitment to **helping clients achieve their long-term goals.**

5,372 ASSOCIATES. 1 COMMITMENT.



Sylvia Toense, Blair Slaughter, and Georgette Kiser of the Women's Roundtable share perspectives and discuss strategies for developing diverse talent. Kiser leads the group's recruiting task force.

Global associates as of 12/31/12.



"When I meet young people, or interview potential associates, I like to ask what they're passionate about," says Georgette Kiser, head of Enterprise Solutions and Capabilities. "Because if T. Rowe Price can find talented, passionate individuals who are also intellectually curious and results-driven, I'm confident we can create long-term success for our clients."

Kiser is emblematic of managers across the organization. They are deeply committed to helping ensure T. Rowe Price has the best and brightest minds working with, and on behalf of, our clients.

This fulfills a basic need—building a global team capable of meeting both current and future business objectives. But it also serves the higher purpose of perpetuating the firm's client-centric culture.

"Our success as an organization depends on talented people collaborating to add durable value for clients," notes Blair Slaughter, head of Talent, Learning, and Organizational Development. "Throughout the firm, we develop associates who act in ways that are consistent with our culture of collaboration, excellence, and client focus."

Several firm-wide initiatives are designed specifically to strengthen our integrated talent management strategy. Among these are:

- The *Undergraduate Fellowship Program*, which identifies outstanding math and science majors to start their careers at T. Rowe Price with two years of rotations in our investment divisions.
- The *Corporate Mentoring Program*, through which senior leaders help develop the leadership and management skills of our high-potential, early career managers.
- The *Women's Roundtable* and the *Ethnic Diversity Roundtable*, both of which support the firm in creating value for clients by increasing our ability to attract, advance, and retain talented and diverse associates.
- Our *talent assessment, development, and succession planning processes*, which help guide the identification and development of young talent and help prepare our future leadership.

"We strive to preserve our core values and make talent development the responsibility of every manager," says Jim Kennedy, CEO and president, T. Rowe Price Group.



13 COUNTRIES. 1 APPROACH.

Hiroaki Endo and Flemming Madsen work closely to deliver a consistently excellent experience for our clients in Japan.

In locations around the globe, our approach to expanding investment, service, and operational capabilities is **thoughtful, disciplined, and informed by the needs of clients.**



"T. Rowe Price has investment and client service offices in 13 countries around the world, including operational hubs in the United States, London, and Hong Kong," explains London-based Chris Alderson, head of International Equity.

Living locally enables portfolio managers and research analysts to gain firsthand access to local investment ideas and allows client service professionals to keep close to our clients. At the same time, regional operational hubs provide the efficiency, flexibility, and quality necessary to develop and maintain an effective global operating platform.

In each global location, our associates strive to consistently deliver a superior experience for our clients—anchored in the core principles and values that have guided our firm for 75 years.

That means the firm must continually invest to develop business processes, systems, resources, and physical infrastructure to ensure our professionals worldwide have reliable data, information, and investment intelligence at their disposal around the clock. It also means leveraging the operational capabilities and expertise of the global organization wherever possible, rather than replicating each function in every office.

"If you stop to think about it, that's a tremendous benefit to clients," notes Hiroaki Endo, head of Japanese Sales and Client Service. "We're all working from a single operating platform, and we've got tremendous teams supporting us from Baltimore, London, and Hong Kong. But at the local level, we've got the expertise in place to serve clients' immediate needs—reporting, compliance, trading—while also making face-to-face connections and researching local investment ideas."

Our approach is rooted in the firm's client-centric philosophy, concludes Ed Bernard, vice chairman, T. Rowe Price Group. "At the outset of every potential engagement, we ask ourselves three fundamental questions that must be answered with a high level of conviction before we take the next step. Will it help our clients achieve their long-term goals? Can we offer durable value? And does this opportunity make sense in the context of our fiduciary responsibilities?"

Collaborative teams help our portfolio managers focus on a single objective—**making sound investment decisions on behalf of our clients.**


426

426 INVESTMENT PROFESSIONALS. 1 OBJECTIVE.

Rob Thomas, Fred Rizzo, and Ken Orchard discuss the latest developments in the eurozone crisis.

Global investment professionals as of 12/31/2012.



In a complex, interconnected world economy, an established global research platform is just one part of a successful investment management strategy. The investment team must also bring a collective, interdisciplinary approach to its research efforts.

"A highly collaborative culture helps our portfolio managers and analysts spot connections others have missed," observes Mike Gitlin, head of Fixed Income. "For our clients, we apply those insights across multiple regions, sectors, and asset classes."

The eurozone crisis provides a case in point. In early 2012, softening growth in the emerging and developed worlds, in conjunction with fiscal and structural weakness in the eurozone, threatened to drag the overall global economy back into recession. In light of the heightened risk to our clients, T. Rowe Price equity and fixed income analysts developed an integrated response.

Sovereign Analyst Ken Orchard began by sharing his thoughts on the crisis with his immediate colleagues. As time went on, however, his updates turned into a weekly briefing to a wider audience of investment staff. Eventually, the effort to bring the firm's analysts together expanded to include open, formal and informal meetings, as well as scheduled updates from fixed income analysts during equity calls.

In the spring of 2012, our equity and fixed income analysts traveled to Spain to meet with local bankers, central bankers, regulators, and the treasury. The trip not only helped each of them develop a more comprehensive understanding of the situation on the ground, it also highlighted the benefits of ongoing coordination.

Based on a shared view of the global economic outlook and the collaborative efforts of our research teams, our portfolio managers had a complete view of investment conditions that helped them make the best decisions for our clients.

As the story evolves, T. Rowe Price analysts continue to work thoughtfully and collectively to stay ahead of future developments.



1 WORLD. 1 RESPONSIBILITY.

T. Rowe Price associates are empowered to volunteer time and energy to help improve their communities. Here, Michele Thornton and Towanda Worozbyt help children learn basic financial concepts through Junior Achievement's JA BizTown program.

We believe **working actively to improve the quality of life in our communities** is our corporate social responsibility.

:1

T. Rowe Price has a longstanding commitment to corporate social responsibility. Our associates contribute not only financial assistance, but also their time, energy, and expertise to a wide range of charitable organizations. In addition, the T. Rowe Price Foundation[1] supports our global communities through direct grants and a generous employee matching gift program.

In 2012, in order to demonstrate our commitment to acting on our values—and with our 75th anniversary as a catalyst—the firm extended its philanthropic reach. Through our *Give to 75* program:

- Our 5,372 associates were challenged to volunteer 75,000 hours in their local communities. This challenge was met with enthusiasm and exceeded, with 59% of associates volunteering—resulting in 106% more hours volunteered in 2012 than 2011.
- **$5.8 million in grants and matching gifts** were awarded by the T. Rowe Price Foundation in 2012—with $750,000 of this total directed to supporting 75th anniversary initiatives and associate volunteerism.
  - Three major Foundation grants supported Junior Achievement; Free The Children; and Project Cycle, a pilot teacher coaching program in Baltimore, Maryland.
  - To encourage associate volunteerism, the Foundation enhanced its 2012 Volunteer Service Grants program, resulting in a significant increase in associate-driven grants to nonprofits.
  - Other 75th anniversary grants were awarded to nonprofit organizations near the firm's offices in Australia, the United Kingdom, and the United States (Colorado, Florida, and Maryland).
- Our Books for Kids program donated thousands of books to children's literacy organizations across the globe.

"At T. Rowe Price, giving back to our communities is not only valued, it reflects the firm's guiding principle—always putting the needs of others ahead of our own," concludes Renee Christoff, head of Corporate Social Responsibility.

[1] *The T. Rowe Price Foundation, while funded by the firm, is a separate legal entity with its own Board of Directors.*

Dear Stockholder:

Seventy-five years and one guiding principle: putting clients first. This year's annual report looks at why we've done what we've done for the last 75 years. By meeting our clients' needs, delivering strong investment performance, and providing outstanding client service, we have built a successful company that is a great place for clients to invest, a great place to work, and a great company in which to invest.

Our 75th anniversary year was notable for the dichotomy between how investors felt about their investments and how those investments actually performed. The year began with a minute-by-minute focus on the eurozone financial crisis and ended with a play-by-play account of the fiscal cliff negotiations in Washington. We had a lengthy presidential campaign and witnessed the frothy Facebook IPO. Despite all this, and the ebb and flow of the news cycle, virtually all asset classes and markets provided positive returns for the year. In essence, 2012 was a better year than it felt.

STRONG MARKET RETURNS DESPITE ECONOMIC CONCERNS AND PARTISAN WRANGLING

Equity markets around the world performed strongly, and most fixed income markets generated healthy returns as well. In the U.S., the large-company S&P 500 Stock Index advanced by 16%. There was not one day in 2012 when the index was down on a year-to-date basis—the first time this has happened since 1979. Global equity markets also performed well, paced by returns in emerging markets and several European countries. The MSCI All Country World Index ex USA returned just over 17%. The big surprise was Europe, which, despite the headlines, was a notably strong source of equity returns in 2012, up nearly 20%. And you know that investors are willing to take risks when the best-performing global markets include Venezuela, Pakistan, and Greece.

Fixed income securities also provided positive returns, with riskier assets performing particularly well. Emerging market bonds and high yield bonds generated the best fixed income returns. Treasury securities lagged corporate bonds as the Treasury market was one of the least rewarding fixed income markets during the year. As was the case in 2011, money market returns hovered barely above zero, reflecting the continuing accommodative policies of the Federal Reserve.

Last year we commented on the need for practical, courageous, and bipartisan political leadership to address our continuing fiscal challenges. After watching the year-end fiscal cliff deliberations, it is hard to feel confident about the unfinished business that remains. With $16 trillion in federal debt growing at $1 trillion per year, we are on an unsustainable fiscal path. If interest rates rise, the country will be in a particularly difficult position. While the New Year's Day tax bill was a first step, much remains to be done. Improved corporate and investor confidence depends on what happens in Washington.

To put this debate into context, consider the following fictitious scenario: With annual revenues of $3 billion, a company spends $4 billion per year, resulting in annual losses of $1 billion. It borrows $1 billion each year to cover these operating losses. Its lenders are beginning to worry. Management fails to agree on an operating plan until the first day of the year, leaving its employees in a state of confusion. Even the last-minute budget is not a sound long-term operating plan. Would you want to invest in such a company? Investors in Treasury securities may increasingly ask the same question.

FINANCIAL PERFORMANCE

Because 2012 was a rewarding year for our clients, it was also a successful year in terms of our financial performance. Assets under management rose from $489.5 billion at the end of 2011 to $576.8 billion as of December 31, 2012. Average assets under management increased from $497.1 billion to $549.4 billion. Clients entrusted us with approximately $17 billion of net new investments. Rising asset values and positive cash flows caused revenue to increase from $2.75 billion in 2011 to $3.02 billion in 2012. Net income rose from $773 million to $884 million. Earnings per share on a fully diluted basis rose 15% from $2.92 last year to $3.36 in 2012. Our return on equity was about 24%, which is particularly notable given the lack of leverage on our balance sheet. Stockholders' equity totaled $3.8 billion. We have no debt and healthy liquidity, with $2.0 billion in cash and investments.

Financial Highlights

	2011	2012
Net revenues	$ 2,747	$ **3,023**
Net income	$ 773	$ **884**
Net cash provided by operating activities	$ 948	$ **903**
Basic earnings per common share	$ 3.01	$ **3.47**
Diluted earnings per common share	$ 2.92	$ **3.36**
Cash dividends per common share	$ 1.24	$ **2.36**
Stockholders' equity at December 31	$ 3,421	$ **3,846**

In millions, except per-share data

Reflecting this solid performance, last February the Board of Directors approved an increase in our annual dividend from $1.24 to $1.36 per share, a nearly 10% increase and the 26th consecutive year in which we have raised the dividend since our 1986 IPO. At the end of the year, the Board approved and we paid a $1.00 per share special dividend. This extraordinary dividend was paid in light of our exceptionally liquid financial position. In addition to these dividends, we spent approximately $135 million to repurchase 2.3 million shares of stock. In aggregate, we returned nearly $740 million to our stockholders through dividends and stock repurchases.

BUILDING OUR CAPABILITIES, MANAGING RISK, AND HELPING OUR COMMUNITIES

Strong investment results and satisfied clients enable us to report such solid financial results. Our returns for clients were generally strong across the board with 78%, 84%, and 78% of our mutual funds outperforming their Lipper benchmarks for the 3-, 5-, and 10-year periods ended December 31, 2012, respectively. Our institutional performance was also competitive in most areas. Representative of the great work our investment teams have done, Morningstar named David Giroux, who manages our Capital Appreciation Fund and related institutional accounts, its 2012 Allocation Manager of the Year for the U.S.

One of our notable success stories is the growth of our asset allocation strategies including our retirement-date funds and trusts. This has been a fertile opportunity for us as individuals, pension funds, and other institutional investors have sought solutions-based investment options to invest for retirement and manage retirement assets. We are fortunate to have a variety of high-performing portfolios that have attracted significant client assets. Our asset allocation team has done an outstanding job.

We continued to invest in our investment and client service capabilities in 2012. We spent approximately $77 million on a variety of technology and capital projects. People are the most important resource in our business, and we continued to seek out the best talent around the world. The new year will bring more of the same.

We continued to devote considerable resources toward building our global investment capabilities. Our U.S. investment offerings are outstanding, and we are focused on further broadening our capabilities outside the U.S. We introduced a new global value equity strategy, launched an Australian equity trust, and opened the Emerging Markets Corporate Bond Fund to complement our existing suite of emerging markets fixed income offerings. We believe emerging markets investing is one of our key strengths and that we are well positioned to take advantage of the long-term opportunities in developing markets.

Risk management remained a top priority in 2012. As companies in many industries have seen, it's essential to identify potential problems and implement processes to prevent them. As has been an integral part of our history, we continued to be an engaged and supportive member of the communities in which we live. One of the key elements of our 75th anniversary celebration was an energetic emphasis on charitable giving and community service. We are pleased to note that our associates remain enthusiastic advocates in our communities, setting a record for volunteer hours.

TRANSITIONS

There were several key transitions in 2012, and two deserve special mention. Having stepped down from the New Horizons Fund in 2010, Jack Laporte retired from the company in December. One of our most successful investors, Jack joined T. Rowe Price in 1976, initially as an equity research analyst. He rose to oversee our equity research department; served as a director of T. Rowe Price Group for many years; and is best known for his outstanding leadership of the New Horizons Fund, which he managed so successfully for so long. Jack has always been the consummate professional and a source of tremendous investment wisdom and perspective.

Elayne Flomenbaum retired after a 50-year career with the company. Elayne worked in a variety of administrative roles over literally half of a century. Imagine beginning your career with T. Rowe Price during the Kennedy administration. We celebrated Elayne's remarkable career at our annual meeting last spring. We congratulate Jack and Elayne on their outstanding careers. We will miss them both and wish each of them the best.

We will also miss a valued member of our Board of Directors, Al Broaddus, who will retire at our annual meeting in April. Al has served on our Board since 2004 and, most recently, has been our lead independent director. He has provided tremendous perspective on economic, monetary, and policy issues. Al has been a constant source of good judgment and common sense. Al, we join all of our stockholders in thanking you for your outstanding contribution.

In an attempt to fill Al's very large shoes, we elected one new Board member, Mary Bush, in October and elected another, Freeman Hrabowski, in early January 2013. Both are outstanding leaders with a wide range of relevant experience and perspective. You can read about our new directors' backgrounds in this year's proxy statement. We look forward to many years of their advice, counsel, and constructive criticism.

LOOKING AHEAD

The year ahead will present many investment challenges. The global economy should grow at a modest pace as we continue to recover from years of too much individual and government debt as well as the effects of the 2008–2009 financial crisis. Partisan wrangling is likely to continue in Washington. Job creation remains the #1 economic priority as the unemployment rate continues to show only gradual improvement. Europe appears to be through the worst of its financial crisis and recession. Japan is implementing a range of pro-growth policy actions. Emerging markets such as China and India should continue to march ahead at healthy, albeit volatile, rates of growth. As always, many geopolitical hotspots remain, and new ones undoubtedly will emerge.

As we enter 2013, your company is in a very strong competitive position. Our investment organization is talented and deep and has performed well for our clients. We have consistently demonstrated that our investment process and results are repeatable. Our sales and client service capabilities are both focused and global in scope. We continue to maintain an exceptionally strong financial position. While we do not have a grand strategic plan for our next 75 years, we will work diligently one year at a time to put our clients first. Each of our associates understands that the only way to ensure our continued success as a company is through the continued success of our clients.

Thank you for the confidence you have shown by investing in T. Rowe Price.







Brian C. Rogers
Chairman and CIO



James A.C. Kennedy
CEO and President

February 14, 2013


T.RowePrice

Financial Information

SELECTED CONSOLIDATED FINANCIAL DATA

(in millions, except per-share data)

	2008	2009	2010	2011	2012
Net revenues	$ 2,116	$ 1,867	$ 2,367	$ 2,747	**$ 3,023**
Net operating income	$ 849	$ 702	$ 1,037	$ 1,227	**$ 1,364**
Net income	$ 491	$ 434	$ 672	$ 773	**$ 884**
Net cash provided by operating activities	$ 742	$ 536	$ 733	$ 948	**$ 903**
Per common share information					
Basic earnings	$ 1.89	$ 1.69	$ 2.60	$ 3.01	**$ 3.47**
Diluted earnings	$ 1.81	$ 1.65	$ 2.53	$ 2.92	**$ 3.36**
Cash dividends declared	$ 0.96	$ 1.00	$ 1.08	$ 1.24	**$ 2.36**[1]
Weighted-average common shares outstanding	259.3	255.9	257.2	255.6	**253.4**
Weighted-average common shares outstanding assuming dilution	269.9	262.3	265.1	263.3	**261.0**
Balance sheet data at December 31					
Total assets	$ 2,819	$ 3,210	$ 3,642	$ 3,770	**$ 4,203**
Stockholders' equity	$ 2,489	$ 2,882	$ 3,297	$ 3,421	**$ 3,846**
Assets under management at December 31 (in billions)	$ 276.3	$ 391.3	$ 482.0	$ 489.5	**$ 576.8**

COMMON STOCK PERFORMANCE

Our common stock trades on The NASDAQ Global Select Market under the symbol TROW. This chart compares the total cumulative return on our common stock to that of the indexes for the NASDAQ Financial Stocks and the S&P 500. For purposes of this presentation, we assume that $100 was invested in our common stock and each of the indexes on December 31, 2007, and that all subsequent dividends have been reinvested. We have calculated this information based on data provided by The NASDAQ Stock Market to its listed companies and data obtained from Standard & Poor's website (standardandpoors.com).



$200
$150
$100
$ 50
$ 0
TROW $121
S&P 500 $ 97
NASDAQ Financials $ 91
2007
2008
2009
2010
2011
2012

The following chart presents our common stock prices as ranges for each quarter over the past two years. Closing prices are indicated.



$80
$70
$60
$50
$40
$30
$66.42
$60.34
$47.77
$56.95
$65.30
$62.96
$63.30
$65.12

Dividends declared per share	2011 Q1	2011 Q2	2011 Q3	2011 Q4	2012 Q1	2012 Q2	2012 Q3	2012 Q4
	$ .31	$ .31	$ .31	$ .31	$ .34	$ .34	$ .34	$ 1.34[1]

[1] Includes a special dividend of $1.00 per share that we paid on December 28, 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Our revenues and net income are derived primarily from investment advisory services provided to individual and institutional investors in our U.S. sponsored mutual funds and other managed investment portfolios. The other managed investment portfolios include separately managed accounts, subadvised funds, and other sponsored investment portfolios including collective investment trusts, and Luxembourg-based funds offered to investors outside the U.S. and portfolios offered through variable annuity life insurance plans in the U.S. Investment advisory clients outside the U.S. account for 9.5% of our assets under management at December 31, 2012.

We manage a broad range of U.S., international and global stock, bond, and money market mutual funds and other investment portfolios, which meet the varied needs and objectives of individual and institutional investors. Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management affect our revenues and results of operations.

We remain debt-free with substantial liquidity and resources that allow us to take advantage of attractive growth opportunities; invest in key capabilities, including investment professionals, technologies, and new fund offerings; and, most importantly, provide our clients with strong investment management expertise and service both now and in the future.

Background

Major equity indexes produced strong returns in 2012 despite a eurozone recession, the sovereign debt crisis, muted U.S. economic growth, uncertainty surrounding U.S. fiscal policy after 2012, and a slowdown in emerging economies. Equities were supported by solid U.S. corporate earnings, and actions taken by central banks around the world to stimulate economic growth. During the year, the Federal Reserve kept the federal funds rate near 0% and implemented a third-round of quantitative easing in the form of an open-ended policy of monthly agency mortgage-backed securities purchases. Further, the Federal Reserve announced at its December meeting that it would add open-ended monthly purchases of long-term Treasury securities when its current maturity extension program for Treasuries ends in 2013. It also confirmed that it expects to keep the federal funds rate very low at least through mid-2015. As 2013 began, equity markets had positive momentum as U.S. Congress passed legislation on January 1st that delayed deep spending cuts for two months and prevented many broad-based tax increases.

Results of several major equity market indexes for the full year 2012 are as follows:

Index	2012
S&P 500 Index	16.0%
NASDAQ Composite Index (excluding dividends)	15.9%
Russell 2000 Index	16.4%
MSCI EAFE (Europe, Australasia, and Far East) Index	17.9%
MSCI Emerging Markets Index	18.6%

Bonds produced good returns over the year. High yield and emerging market issues outperformed all others as income-seeking investors continued favoring securities with attractive yields in the low interest rate environment. Outside the U.S., investors also sought bonds issued by developing countries due to their lower debt levels and better growth prospects relative to developed countries. Long-term Treasury bond yields were essentially flat for the year and remained near historic lows in response to weak global economic growth and the Federal Reserve's maturity extension program noted above. The yield on the benchmark 10-year U.S. Treasury at December 31, 2012, was 1.8%, compared with 1.9% at the end of 2011.

Results of several major bond market indexes for the full year 2012 are as follows:

Index	2012
Barclays U.S. Aggregate Bond Index	4.2%
Credit Suisse High Yield Index	14.7%
Barclays Municipal Bond Index	6.8%
Barclays Global Aggregate Ex-U.S. Dollar Bond Index	4.1%
JPMorgan Emerging Markets Index Plus	18.0%

Assets Under Management

With this market environment as a backdrop, investors entrusted $17.2 billion to our management in 2012. Total assets under management ended 2012 at a record $576.8 billion, an increase of $87.3 billion from the end of 2011. Assets under management (in billions) at the end of and changes over each of the last three years are detailed below.

Assets Under Management by Investment Portfolio

December 31,	2010	2011	2012
Sponsored mutual funds distributed in the U.S.	$ 282.6	$ 289.4	$ 346.9
Other investment portfolios	199.4	200.1	229.9
Total	**$ 482.0**	**$ 489.5**	**$ 576.8**

Assets Under Management by Asset Class

December 31,	2010	2011	2012
Stock and blended asset	$ 360.6	$ 352.4	$ 421.1
Fixed income portfolios	121.4	137.1	155.7
Total	**$ 482.0**	**$ 489.5**	**$ 576.8**

Components of Changes in Assets Under Management

Year ended	2010	2011	2012
Assets under management at beginning of year	$ 391.3	$ 482.0	$ 489.5
Net cash inflows			
Sponsored mutual funds distributed in the U.S.	13.6	11.0	15.7
Other investment portfolios	16.7	3.1	1.5
	30.3	14.1	17.2
Net market gains (losses) and income	60.8	(5.8)	70.7
Mutual fund distributions not reinvested	(.4)	(.8)	(.6)
Change during the period	90.7	7.5	87.3
Assets under management at end of year	**$ 482.0**	**$ 489.5**	**$ 576.8**

Our 2010 net cash inflows were sourced most significantly from third-party financial intermediaries and from institutional investors around the world, whereas net cash flows in 2011 and 2012 were sourced primarily from third-party financial intermediaries. Our relative investment performance over much of this period and brand awareness contributed significantly to attracting net inflows to our firm.

We incur significant expenditures to attract new investment advisory clients and additional investments from our existing clients. These efforts often involve costs that precede any future revenues that we may recognize from increases to our assets under management.

Results of Operations

2012 versus 2011

Investment advisory revenues were up 10.3%, or $243.0 million, to nearly $2.6 billion in 2012, as average assets under our management increased $52.3 billion to $549.4 billion. The average annualized fee rate earned on our assets under management was 47.2 basis points during 2012, virtually unchanged from the 47.3 basis points earned in 2011. We continued to voluntarily waive a portion of our money market advisory fees in 2012 in order to maintain a positive or zero yield for fund investors. These fees were waived from each of our money market funds and trusts and totaled $35.0 million, or about 1% of total investment advisory revenues earned in 2012 as compared to $36.4 million in 2011. Combined net assets at December 31, 2012 of the funds and trusts in which we waived fees in 2012 was $15.4 billion, or 2.7% of our total assets under management. The firm expects that these fee waivers will continue in 2013.

Net revenues increased $275.4 million, or 10.0%, to $3.0 billion in 2012. Operating expenses were $1.7 billion in 2012, an increase of $138.0 million, or 9.1%. Overall, net operating income for 2012 increased $137.4 million, or 11.2%, to nearly $1.4 billion. The increase in our average assets under management and resulting advisory revenue lifted our operating margin for 2012 to 45.1% from 44.7% in 2011. Non-operating investment income of $70.8 million in 2012 included $32.6 million, or $.07 per share after income taxes, in gains realized from the sale of certain of our investments in sponsored funds to seed other sponsored funds in support of our distribution efforts outside the U.S. Net income, including these realized gains, increased $110.4 million, or 14.3%, to $883.6 million in 2012, and our diluted earnings per share on our common stock increased 15.1% to $3.36 from the $2.92 earned in 2011.

Revenues

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the U.S. were $1.8 billion in 2012, an increase of 11.4%, or $182.7 million, on higher average mutual fund assets. Average mutual fund assets in 2012 were $326.6 billion, an increase of 11.8% from the 2011 average. Mutual fund assets at December 31, 2012, were $346.9 billion, up $57.5 billion from the end of 2011.

Net inflows to the mutual funds during 2012 were $15.7 billion, including $8.6 billion into our stock and blended asset funds and $7.5 billion into our bond funds. Our money market funds had net outflows of $.4 billion. Mutual fund net inflows include $6.4 billion that originated in our target-date retirement funds, which in turn invest in a broadly diversified portfolio of other Price funds, and automatically rebalance to maintain their specific asset allocation weightings. These fund net inflow amounts are presented net of $4.5 billion that was transferred to the other investment portfolios during the year. These transfers were primarily from our target-date retirement funds to our target-date retirement trusts. Market appreciation and income, net of distributions not reinvested, added $41.8 billion to our mutual fund assets under management in 2012.

Investment advisory revenues earned on the other investment portfolios that we manage increased $60.3 million, or 8.1%, to $801.7 million. Average assets in these portfolios were $222.8 billion during 2012, an increase of $17.8 billion, or 8.7%, from the 2011 year. Ending assets at December 31, 2012, were $229.9 billion, an increase of $29.8 billion from the end of 2011. Net inflows into these portfolios in 2012 were $1.5 billion, including $4.5 billion that was transferred from the mutual funds. Strong cash inflows in 2012 into our subadvised funds from third-party intermediaries were offset by outflows from institutional investors outside the U.S. These net outflows were primarily from institutional separate account portfolios that have experienced investment performance challenges or changes in the clients' investment objectives. Market appreciation and income increased assets under management in these portfolios by $28.3 billion.

Administrative fees increased $11.4 million to $332.6 million in 2012. The increase is attributable to our mutual fund servicing activities and defined contribution recordkeeping services for the mutual funds and their investors. Changes in administrative fees are generally offset by similar changes in related operating expenses that are incurred to provide services to the funds and their investors.

Distribution and servicing fees earned from 12b-1 plans of the Advisor, R, and VIP II classes of our sponsored mutual funds were $96.1 million in 2012, an increase of $21.5 million from 2011. The increase includes $13.0 million recognized on greater assets under management in these share classes, and $8.5 million earned primarily on R class shares in the first quarter of 2012 for which the comparable 2011 fees were netted against related distribution and servicing costs. The 12b-1 fees earned are offset entirely by the cost paid to third-party intermediaries who source these assets. These costs are reported as distribution and servicing costs on the face of the consolidated statements of income.

Operating expenses

Compensation and related costs were $1.0 billion, an increase of $77.8 million, or 8.0%, compared to 2011. The largest part of the increase is attributable to a $33.7 million increase in salaries and related benefits, which results from a modest increase in salaries at the beginning of 2012 combined with a 2.1% increase in our average staff size from 2011. The 2012 change also includes a $32.0 million increase in our annual variable compensation programs. The remainder of the change from 2011 is attributable to increased use of outside contractors to meet growing business demands, higher non-cash stock-based compensation expense and other employee related costs. At December 31, 2012, we employed 5,372 associates, an increase of 2.2% from the end of 2011, to support both business growth and added capabilities.

Advertising and promotion expenditures were $89.8 million in 2012 compared to $90.8 million in 2011. We currently estimate that advertising and promotion expenditures for 2013 will be similar to 2012 levels. We vary our level of spending based on market conditions and investor demand as well as our efforts to expand our investor base globally.

Distribution and servicing costs paid to third-party intermediaries who source assets into the Advisor, R, and VIP II classes of our sponsored mutual funds were $96.1 million in 2012, an increase of $21.5 million from 2011. The increase includes $13.0 million recognized on greater assets under management in these share classes, and $8.5 million incurred primarily on R class shares in the first quarter of 2012 for which the comparable 2011 costs were netted against related distribution and servicing fees. The costs are offset entirely by the 12b-1 fees we earn. These fees are reported as distribution and servicing fees on the face of the consolidated statements of income.

Occupancy and facility costs together with depreciation expense increased $18.6 million, or 9.9%, versus 2011. The change includes the added costs incurred to expand our facilities around the world as well as update our technology capabilities, including related maintenance programs, to meet increasing business demands.

Other operating expenses increased $21.1 million, or 10.7%, from 2011, including $16.4 million in certain third-party servicing costs incurred in 2012, for which the comparable 2011 costs were reported as reductions of advisory and administrative fee revenues.

Non-operating investment income

Our non-operating investment income, which includes interest income as well as the recognition of investment gains and losses, was up $47.1 million from the 2011 period. This increase includes $32.6 million in gains realized in the second half of 2012 from the sale of certain of our investments in sponsored funds to seed other sponsored funds in support of our distribution efforts outside the U.S. The balance of the change is primarily attributable to $8.4 million in higher net gains recognized on our cost-method investments and trading securities and $3.8 million in larger dividends earned on our mutual fund investments.

Provision for income taxes

Our effective tax rate for 2012 was 38.4% as compared to 38.2% in 2011. The firm currently estimates its effective tax rate for 2013 will be about 38.5%. Our effective income tax rate reflects the relative contribution of pre-tax income generated by our non-U.S. subsidiaries that are subject to tax rates lower than our U.S. rates. Changes in the relative contribution of pre-tax income from U.S. and non-U.S. sources or changes in tax rates in relevant non-U.S. jurisdictions may affect our effective income tax rate and overall net income in the future.

2011 versus 2010

Investment advisory revenues were up 15.9%, or $322.2 million, to $2.3 billion in 2011, as average assets under our management increased $74.5 billion to $497.1 billion. The average annualized fee rate earned on our assets under management was 47.3 basis points during 2011 compared to 48.0 basis points earned in 2010. The decrease in our average annualized fee rate was primarily a result of the $11.3 million increase in money market management fees voluntarily waived by the firm in order to maintain a positive yield for fund investors. The firm waived $36.4 million in money market fees in 2011 compared to $25.1 million in 2010.

Net revenues increased $379.9 million, or 16.0%, to $2.7 billion. Operating expenses were $1.5 billion in 2011, an increase of $189.5 million, or 14.2%. Overall, net operating income for 2011 increased $190.4 million, or 18.4%, to $1.2 billion. The increase in our average assets under management and resulting advisory revenue increased our operating margin for 2011 to 44.7% from 43.8% in 2010. Net income increased $101.0 million, or 15.0%, to $773.2 million from the 2010 period. Our diluted earnings per share on our common stock increased 15.4% to $2.92 from the $2.53 earned in 2010.

Revenues

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the U.S. were $1.6 billion in 2011, an increase of 15.3%, or $213.3 million, on higher average mutual fund assets. Average mutual fund assets in 2011 were $292.1 billion, an increase of 16.5% from the 2010 average. Mutual fund assets at December 31, 2011, were $289.4 billion, up $6.8 billion from the end of 2010.

Net inflows to the mutual funds during 2011 were $11.0 billion. These net inflows include $7.5 billion that originated in our target-date retirement funds, which in turn invest in a broadly diversified portfolio of other Price funds, and automatically rebalance to maintain their specific asset allocation weightings. Net cash inflows of $6.6 billion were added to our stock and blended asset funds, $3.9 billion to our bond funds, and $.5 billion were added to our money market funds. The Overseas Stock, International Stock, New America Growth, Emerging Markets Stock, and New Income funds each added more than $1.2 billion in net inflows for a combined total of $6.8 billion. Fund net inflow amounts in 2011 are presented net of $1.4 billion that was transferred to the other investment portfolios during the year. Market depreciation and income not reinvested lowered our mutual fund assets under management by $4.2 billion in 2011.

Investment advisory revenues earned on the other investment portfolios that we manage increased $108.9 million, or 17.2%, to $741.4 million. Average assets in these portfolios were $205.0 billion during 2011, an increase of $33.2 billion, or 19.3%, from the 2010 year. Ending assets at December 31, 2011, were $200.1 billion, an increase of $.7 billion from the end of 2010. Net inflows into these portfolios in 2011 were $3.1 billion. We experienced strong cash inflows into our subadvised funds from third-party intermediaries, into our fixed income portfolios from institutional investors, and into our other sponsored portfolios during the year. These inflows were partially offset by outflows from our equity portfolios by a few institutional investors that were reducing risk in their portfolios in the wake of the volatile market environment experienced in 2011. Lower market valuations reduced assets under management in these portfolios by $2.4 billion.

Administrative fees increased $26.9 million to $321.2 million in 2011. The increase is attributable to our mutual fund servicing activities and defined contribution recordkeeping services for the mutual funds and their investors. Changes in administrative fees are generally offset by similar changes in related operating expenses that are incurred to provide services to the funds and their investors.

Distribution and servicing fees earned from 12b-1 plans of the Advisor, R, and VIP II classes of our sponsored mutual funds were $74.6 million in 2011, an increase of $31.4 million from 2010. The increase includes $7.3 million recognized on greater assets under management in these share classes, and $24.1 million earned primarily on R class shares in the last nine months of 2011 for which the comparable 2010 fees were netted against related distribution and servicing costs. The 12b-1 fees earned are offset entirely by the cost paid to third-party intermediaries who source these assets. These costs are reported as distribution and servicing costs on the face of the consolidated income statements.

Operating expenses

Compensation and related costs were $969.8 million, an increase of $109.4 million, or 12.7%, compared to 2010. The largest part of the increase is attributable to a $46.9 million increase in salaries and related benefits, which results from a 5.6% annual increase in our average staff size. The 2011 change also includes a $36.4 million increase in our annual variable compensation programs. Greater use of outside contractors to meet growing business demands increased our 2011 costs by $11.2 million. The remainder of the change from 2010 is attributable to higher non-cash stock-based compensation expense and other employee related costs. At December 31, 2011, we employed 5,255 associates, an increase of 4.0% from the end of 2010, to support both business growth and added capabilities.

Advertising and promotion expenditures were $90.8 million, up $3.9 million, or 4.5%, compared to 2010. We vary our level of spending based on market conditions and investor demand as well as our efforts to expand our investor base globally.

Occupancy and facility costs together with depreciation expense increased $15.3 million, or 8.9%, versus 2010. The change includes the impact of placing our new technology support facility into service in February 2011, as well as the added costs to update our technology capabilities, including related maintenance programs, to meet increasing business demands.

Other operating expenses increased $29.5 million, or 17.5%, from 2010. The charitable contribution made to the T. Rowe Price Foundation in 2011 was higher than in 2010, and we increased our spending on professional fees, information and other third-party services and travel to meet increasing business demands. The increases in these costs were offset by the $16.4 million charge incurred in 2010 from the one-time contribution made to certain money market funds that did not reoccur in 2011.

Non-operating investment income
Our non-operating investment income, which includes interest income as well as the recognition of investment gains and losses, was down $9.8 million from the 2010 period. This decrease is primarily due to the 2010 period including $7.6 million in gains realized on the sale of certain mutual fund investments and $2.2 million recognized in early 2010 on the settlement and valuation of the forward contracts used to hedge the foreign currency exposure associated with our investment in UTI Asset Management Company Limited (UTI). The 2011 period includes $6.4 million in net earnings from our investment in UTI, an increase of $1.1 million over the earnings recognized in 2010.

Provision for income taxes
Our effective tax rate for 2011 is 38.2% as compared to 37.2% in 2010. The increase is primarily attributable to higher effective state tax rates as well as greater discrete tax benefits recognized in 2010 from the settlement of state income tax positions and the firm's international reorganization.

Capital Resources and Liquidity

During 2012, stockholders' equity increased from $3.4 billion to $3.8 billion. In 2012, we expended $135.2 million to repurchase 2.3 million common shares and paid $2.36 per share in dividends, including a $1.00 per share special dividend paid in December 2012, from existing cash balances and cash generated from operations. Tangible book value is $3.2 billion at December 31, 2012, and our cash and our fund investment holdings total $2.0 billion. Given the availability of these financial resources, we do not maintain an available external source of liquidity.

At December 31, 2012, we had outstanding commitments to make additional contributions totaling $36.5 million to various investment partnerships in which we have an existing investment. We presently anticipate funding 2013 property and equipment expenditures of about $125 million from our cash balances and operating cash inflows.

2012 versus 2011
Operating activities during 2012 provided cash flows of $902.8 million, down $45.6 million from 2011, due in part to the $92.7 million in net investments made by the consolidated sponsored funds we seeded during the first half of 2012 for which we have a controlling financial interest. Timing differences in the cash settlement of our accounts receivable and accrued revenues, payables and accrued liabilities, and other assets and liabilities decreased our operating cash flows by $42.5 million compared to the 2011 year. The cash flows from operating activities in 2012 also includes a reduction for the $35.1 million in gains recognized on the sale of certain fund investments as the related cash flow activity is reflected in net cash used in investing activities. These operating cash flow decreases are offset by a $110.4 million increase in net income and increases in non-cash expenses for depreciation, amortization, and stock-based compensation, which are added back to net income to determine cash from operations.

Net cash used in investing activities totaled $310.1 million, up $145.1 million from 2011. We made $218.3 million more net investments in our sponsored funds during 2012 compared with 2011. This increase was offset by greater net cash proceeds of $73.4 million in 2012 from the sale of more debt securities held by our savings bank subsidiary.

Net cash used in financing activities was $611.5 million in 2012, down $87.1 million from the comparable 2011 period. During 2011, we expended $344.5 million more for stock repurchases, including the repurchase of 6.4 million more shares, than in 2012. This reduction in cash used was partially offset by the change in customer deposits at our savings bank subsidiary during 2012 compared to 2011 as well as a $285.5 million increase in dividends paid. The increase in dividends paid in 2012 is due to a $.03 increase in our quarterly per-share dividend and the payment of a $1.00 per share special dividend in December 2012. The balance of the decrease from 2011 in cash used is due to greater proceeds and tax benefits related to our stock-based compensation plans on increased exercise activity in late 2012.

2011 versus 2010
Operating activities during 2011 provided cash flows of $948.4 million, up $215.6 million from 2010, including a $101.0 million increase in net income. The increase also includes an $81.7 million change in the timing differences in the cash settlement of our income taxes, accounts receivable and accrued revenues and payables, and accrued liabilities.

Net cash used in investing activities totaled $165.0 million, down $111.9 million from the 2010 period. Cash flows in 2010 included $143.6 million in cash used to purchase our 26% equity interest in UTI. We spent $35.7 million less in property and equipment expenditures in 2011 compared to 2010 due to the construction of our technology support facility being substantially complete at the end of 2010. These reductions in cash used in 2011 were offset by an increase of $57.0 million in net investments made into our sponsored funds compared to the 2010 period.

Net cash used in financing activities was $698.6 million in 2011, up $312.5 million from the 2010 period. We increased our stock repurchases by expending $239.7 million more in 2011 compared to the 2010 year. Dividends paid during 2011 increased $39.0 million from the 2010 period due primarily to a $.04 increase in our quarterly per-share dividend. The impact of dividends paid and stock repurchases was greater in 2011, as proceeds related to our stock-based compensation plans decreased $47.8 million on reduced exercise activity.

Contractual Obligations

The following table presents a summary of our future obligations (in millions) under the terms of existing operating leases and other contractual cash purchase commitments at December 31, 2012. Other purchase commitments include contractual amounts that will be due for the purchase of goods or services to be used in our operations and may be cancelable at earlier times than those indicated, under certain conditions that may involve termination fees. Because these obligations are generally of a normal recurring nature, we expect that we will fund them from future cash flows from operations. The information presented does not include operating expenses or capital expenditures that will be committed in the normal course of operations in 2013 and future years. The information also excludes the $4.9 million of uncertain tax positions discussed in Note 8 to our consolidated financial statements because it is not possible to estimate the time period in which a payment might be made to the tax authorities.

	Total	2013	2014-15	2016-17	Later
Noncancelable operating leases	$ 154	$ 31	$ 60	$ 45	$ 18
Other purchase commitments	127	89	34	4	—
Total	**$ 281**	**$ 120**	**$ 94**	**$ 49**	**$ 18**

We also have outstanding commitments to fund additional contributions to investment partnerships in which we have an existing investment totaling $36.5 million at December 31, 2012.

Critical Accounting Policies

The preparation of financial statements often requires the selection of specific accounting methods and policies from among several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheets, the revenues and expenses in our consolidated statements of income, and the information that is contained in our significant accounting policies and notes to consolidated financial statements. Making these estimates and judgments requires the analysis of information concerning events that may not yet be complete and of facts and circumstances that may change over time. Accordingly, actual amounts or future results can differ materially from those estimates that we include currently in our consolidated financial statements, significant accounting policies, and notes.

We present those significant accounting policies used in the preparation of our consolidated financial statements as an integral part of those statements within this 2012 Annual Report. In the following discussion, we highlight and explain further certain of those policies that are most critical to the preparation and understanding of our financial statements.

Other-than-temporary impairments of available-for-sale securities. We generally classify our investment holdings in sponsored funds and the debt securities held for investment by our savings bank subsidiary as available-for-sale. At the end of each quarter, we mark the carrying amount of each investment holding to fair value and recognize an unrealized gain or loss as a component of comprehensive income within the consolidated statements of comprehensive income. We next review each individual security position that has an unrealized loss or impairment to determine if that impairment is other than temporary.

In determining whether a mutual fund holding is other-than-temporarily impaired, we consider many factors, including the duration of time it has existed, the severity of the impairment, any subsequent changes in value, and our intent and ability to hold the security for a period of time sufficient for an anticipated recovery in fair value. Subject to the other considerations noted above, with respect to duration of time, we believe a fund holding with an unrealized loss that has persisted daily throughout the six months between quarter-ends is generally presumed to have an other-than-temporary impairment. We may also recognize an other-than-temporary loss of less than six months in our consolidated statements of income if the particular circumstances of the underlying investment do not warrant our belief that a near-term recovery is possible.

An impaired debt security held by our savings bank subsidiary is considered to have an other-than-temporary loss that we will recognize in our consolidated statements of income if the impairment is caused by a change in credit quality that affects our ability to recover our amortized cost or if we intend to sell the security or believe that it is more likely than not that we will be required to sell the security before recovering cost. Minor impairments of 5% or less are generally considered temporary.

Other-than-temporary impairments of equity method investments. We evaluate our equity method investments, including our investment in UTI, for impairment when events or changes in circumstances indicate that the carrying value of the investment exceeds its fair value, and the decline in fair value is other than temporary.

Goodwill. We internally conduct, manage, and report our operations as one investment advisory business. We do not have distinct operating segments or components that separately constitute a business. Accordingly, we attribute goodwill to a single reportable business segment and reporting unit – our investment advisory business.

We evaluate the carrying amount of goodwill in our consolidated balance sheets for possible impairment on an annual basis in the third quarter of each year using a fair value approach. Goodwill would be considered impaired whenever our historical carrying amount exceeds the fair value of our investment advisory business. Our annual testing has demonstrated that the fair value of our investment advisory business (our market capitalization) exceeds our carrying amount (our stockholders' equity) and, therefore, no impairment exists. Should we reach a different conclusion in the future, additional work would be performed to ascertain the amount of the non-cash impairment charge to be recognized. We must also perform impairment testing at other times if an event or circumstance occurs indicating that it is more likely than not that an impairment has been incurred. The maximum future impairment of goodwill that we could incur is the amount recognized in our consolidated balance sheets, $665.7 million.

Stock options. We recognize stock option-based compensation expense in our consolidated statements of income using a fair value based method. Fair value methods use a valuation model for shorter-term, market-traded financial instruments to theoretically value stock option grants even though they are not available for trading and are of longer duration. The Black-Scholes option-pricing model that we use includes the input of certain variables that are dependent on future expectations, including the expected lives of our options from grant date to exercise date, the volatility of our underlying common shares in the market over that time period, and the rate of dividends that we will pay during that time. Our estimates of these variables are made for the purpose of using the valuation model to determine an expense for each reporting period and are not subsequently adjusted. Unlike most of our expenses, the resulting charge to earnings using a fair value based method is a non-cash charge that is never measured by, or adjusted based on, a cash outflow.

Provision for income taxes. After compensation and related costs, our provision for income taxes on our earnings is our largest annual expense. We operate in numerous states and countries through our various subsidiaries and must allocate our income, expenses, and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, our provision for income taxes represents our total estimate of the liability that we have incurred in doing business each year in all of our locations. Annually, we file tax returns that represent our filing positions with each jurisdiction and settle our return liabilities. Each jurisdiction has the right to audit those returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. From time to time, we may also provide for estimated liabilities associated with uncertain tax return filing positions that are subject to, or in the process of, being audited by various tax authorities. Because the determination of our annual provision is subject to judgments and estimates, it is likely that actual results will vary from those recognized in our financial statements. As a result, we recognize additions to, or reductions of, income tax expense during a reporting period that pertain to prior period provisions as our estimated liabilities are revised and actual tax returns and tax audits are settled. We recognize any such prior period adjustment in the discrete quarterly period in which it is determined.

Newly Issued But Not Yet Adopted Accounting Guidance

We have also considered all other newly issued accounting guidance that is applicable to our operations and the preparation of our consolidated financial statements, including that which we have not yet adopted. We do not believe that any such guidance will have a material effect on our financial position or results of operation.

Forward-Looking Information

From time to time, information or statements provided by or on behalf of T. Rowe Price, including those within this report, may contain certain forward-looking information, including information or anticipated information relating to: our revenues, net income, and earnings per share on common stock; changes in the amount and composition of our assets under management; our expense levels; our estimated effective income tax rate; and our expectations regarding financial markets, future transactions, dividends, investments, capital expenditures, and other conditions. Readers are cautioned that any forward-looking information provided by or on behalf of T. Rowe Price is not a guarantee of future performance. Actual results may differ materially from those in forward-looking information because of various factors including, but not limited to, those discussed below and in Item 1A, Risk Factors, of this Form 10-K Annual Report. Further, forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events.

Our future revenues and results of operations will fluctuate primarily due to changes in the total value and composition of assets under our management. Such changes result from many factors including, among other things: cash inflows and outflows in the T. Rowe Price mutual funds and other managed investment portfolios, fluctuations in global financial markets that result in appreciation or depreciation of the assets under our management, our introduction of new mutual funds and investment portfolios, and changes in retirement savings trends relative to participant-directed investments and defined contribution plans. The ability to attract and retain investors' assets under our management is dependent on investor sentiment and confidence; the relative investment performance of the Price mutual funds and other managed investment portfolios as compared to competing offerings and market indexes; the ability to maintain our investment management and administrative fees at appropriate levels; competitive conditions in the mutual fund, asset management, and broader financial services sectors; and our level of success in implementing our strategy to expand our business. Our revenues are substantially dependent on fees earned under contracts with the Price funds and could be adversely affected if the independent directors of one or more of the Price funds terminated or significantly altered the terms of the investment management or related administrative services agreements. Non-operating investment income will also fluctuate primarily due to the size of our investments, changes in their market valuations, and any other-than-temporary impairments that may arise or, in the case of our equity method investments, our proportionate share of the investee's net income.

Our future results are also dependent upon the level of our expenses, which are subject to fluctuation for the following or other reasons: changes in the level of our advertising expenses in response to market conditions, including our efforts to expand our investment advisory business to investors outside the U.S. and to further penetrate our distribution channels within the U.S.; variations in the level of total compensation expense due to, among other things, bonuses, stock option and other equity grants, other incentive awards, changes in our employee count and mix, and competitive factors; any goodwill or other asset impairment that may arise; fluctuation in foreign currency exchange rates applicable to the costs of our international operations; expenses and capital costs, such as technology assets, depreciation, amortization, and research and development, incurred to maintain and enhance our administrative and operating services infrastructure; unanticipated costs that may be incurred to protect investor accounts and the goodwill of our clients; and disruptions of services, including those provided by third parties, such as facilities, communications, power, and the mutual fund transfer agent and accounting systems.

Our business is also subject to substantial governmental regulation, and changes in legal, regulatory, accounting, tax, and compliance requirements may have a substantial effect on our operations and results, including, but not limited to, effects on costs that we incur and effects on investor interest in mutual funds and investing in general or in particular classes of mutual funds or other investments.

Quantitative and Qualitative Disclosures About Market Risk

The following table (in millions) presents the equity price risk from investments in sponsored funds that are accounted for as available-for-sale securities by assuming a hypothetical decline in the fair values of fund shares. We have chosen to use a variant of each fund's net asset value to quantify the equity price risk as we believe that the volatility in each fund's net asset value best reflects the underlying risk potential as well as the market trends surrounding each fund's investment objective. The potential future loss of value, before any income tax benefits, of our fund investments at year-end was determined by using the lower of each fund's lowest net asset value per share during 2012 or its net asset value per share at December 31, 2012 reduced by 10%. In considering this presentation, it is important to note that: not all funds experienced their lowest net asset value per share on the same day; it is likely that the composition of the fund investment portfolio would be changed if adverse market conditions persisted; and we could experience future losses in excess of those presented below.

	Fair value at December 31, 2012	Percentage of portfolio	Potential lower value	Percentage of portfolio	Potential loss	
Stock and blended asset funds	$ 515.8	45%	$ 431.6	44%	$ 84.2	16%
Bond funds	624.3	55%	554.7	56%	69.6	11%
	$1,140.1	**100%**	**$ 986.3**	**100%**	**$153.8**	**13%**

The comparable potential loss of value in 2011 if we would have applied the same methodology noted above would have been $80.1 million on sponsored fund investments of $764.5 million. During 2012, we actually experienced net unrealized gains of $99.9 million.

Because our fund holdings are considered available-for-sale securities, we recognize unrealized losses that are considered temporary in other comprehensive income. We review the carrying amount of each investment on a quarterly basis and recognize an impairment charge in non-operating investment income (loss) whenever an unrealized loss is considered other than temporary.

Investments in mutual funds generally moderate market risk because funds, by their nature, are diversified investment portfolios that invest in a number of different financial instruments. T. Rowe Price further manages its exposure to market risk by diversifying its investments among many domestic and international funds. In addition, investment holdings may be altered from time to time in response to changes in market risks and other factors, as management deems appropriate.

The investment portfolio and customer deposit liabilities of our savings bank subsidiary are subject to interest rate risk. If interest rates change 1%, the change in the net value of these assets and liabilities would not be material.

We also hold other investments of $304.7 million at December 31, 2012, including our $139.8 million equity investment in UTI. Given the nature of UTI's business, should conditions deteriorate in markets in which they operate, we are at risk for loss up to our carrying amount. In addition, our investment in UTI exposes us to foreign currency risk related to translating our proportionate share of its financial statements, which are denominated in Indian rupees (INR), to U.S. dollars (USD) each reporting period. We do not use derivative financial instruments to manage this foreign currency risk, so both positive and negative fluctuations in the INR against the USD will affect accumulated other comprehensive income and the carrying amount of our investment. Our cumulative translation loss, net of tax, at December 31, 2012, was $12.6 million.

We operate in several foreign countries of which the United Kingdom is the most prominent. We incur operating expenses and have foreign currency-denominated assets and liabilities associated with these operations, though our revenues are predominately realized in USD. We do not believe that foreign currency fluctuations materially affect our results of operations.

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)

December 31,	2011	2012
Assets		
Cash and cash equivalents	$ 897.9	**$ 879.1**
Accounts receivable and accrued revenue	304.5	**353.9**
Investments in sponsored funds	764.5	**1,140.1**
Debt securities held by savings bank subsidiary	198.4	**136.0**
Other investments	206.3	**304.7**
Property and equipment	567.4	**561.0**
Goodwill	665.7	**665.7**
Other assets	165.6	**162.3**
Total assets	$ 3,770.3	**$ 4,202.8**
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$ 82.9	**$ 89.7**
Accrued compensation and related costs	63.2	**90.8**
Income taxes payable	30.0	**21.5**
Customer deposits at savings bank subsidiary	173.5	**154.7**
Total liabilities	349.6	**356.7**
Commitments and contingent liabilities		
Stockholders' equity		
Preferred stock, undesignated, $.20 par value—authorized and unissued 20,000,000 shares	—	—
Common stock, $.20 par value—authorized 750,000,000; issued 253,272,000 shares in 2011 and 257,018,000 shares in 2012	50.7	**51.4**
Additional capital in excess of par value	502.0	**631.0**
Retained earnings	2,765.2	**3,031.8**
Accumulated other comprehensive income	102.8	**131.9**
Total stockholders' equity	3,420.7	**3,846.1**
Total liabilities and stockholders' equity	$ 3,770.3	**$ 4,202.8**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except earnings per share)

Year ended December 31,	2010	2011	2012
Revenues			
Investment advisory fees	$ 2,026.8	$ 2,349.0	**$ 2,592.0**
Administrative fees	294.3	321.2	**332.6**
Distribution and servicing fees	43.2	74.6	**96.1**
Net revenue of savings bank subsidiary	2.9	2.3	**1.8**
Net revenues	2,367.2	2,747.1	**3,022.5**
Operating Expenses			
Compensation and related costs	860.4	969.8	**1,047.6**
Advertising and promotion	86.9	90.8	**89.8**
Distribution and servicing costs	43.2	74.6	**96.1**
Depreciation and amortization of property and equipment	62.6	72.0	**80.9**
Occupancy and facility costs	109.1	115.0	**124.7**
Other operating expenses	168.5	198.0	**219.1**
Total operating expenses	1,330.7	1,520.2	**1,658.2**
Net Operating Income	1,036.5	1,226.9	**1,364.3**
Non-operating investment income	33.5	23.7	**70.8**
Income before income taxes	1,070.0	1,250.6	**1,435.1**
Provision for income taxes	397.8	477.4	**551.5**
Net income	**$ 672.2**	**$ 773.2**	**$ 883.6**
Earnings Per Share on Common Stock			
Basic	$ 2.60	$ 3.01	**$ 3.47**
Diluted	$ 2.53	$ 2.92	**$ 3.36**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

Year ended December 31,	2010	2011	2012
Net income	$ 672.2	$ 773.2	**$ 883.6**
Other comprehensive income (loss)			
Net unrealized holding gains (losses) on:			
Investments in sponsored funds			
Net unrealized holding gains (losses)	67.9	(40.2)	**99.9**
Reclassification adjustment related to capital gain distributions	(2.6)	(5.3)	**(4.7)**
Reclassification adjustment on net gains realized on dispositions in non-operating investment income	(7.6)	—	**(35.1)**
Investments in sponsored funds	57.7	(45.5)	**60.1**
Debt securities held by savings bank subsidiary	—	(.2)	**.1**
Proportionate share of net unrealized holding gains on securities held by UTI Asset Management Company Limited	—	.4	**.2**
Total net unrealized holding gains (losses) recognized in other comprehensive income	57.7	(45.3)	**60.4**
Currency translation adjustment	5.6	(14.2)	**(10.7)**
Total other comprehensive income (loss) before income taxes	63.3	(59.5)	**49.7**
Deferred tax benefits (income taxes)	(26.1)	23.2	**(20.6)**
Total other comprehensive income (loss)	37.2	(36.3)	**29.1**
Total comprehensive income	**$ 709.4**	**$ 736.9**	**$ 912.7**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

Year ended December 31	2010	2011	2012
Cash Flows From Operating Activities			
Net income	$ 672.2	$ 773.2	**$ 883.6**
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization of property and equipment	62.6	72.0	**80.9**
Stock-based compensation expense	89.5	98.7	**104.1**
Intangible asset amortization	.4	.4	**.4**
Realized gains on the dispositions of sponsored funds	(7.6)	—	**(35.1)**
Changes in securities held by consolidated sponsored investment portfolios	—	—	**(92.7)**
Changes in accounts receivable and accrued revenue	(62.5)	2.8	**(49.7)**
Changes in payables and accrued liabilities	26.7	(4.9)	**35.3**
Other changes in assets and liabilities	(48.5)	6.2	**(24.0)**
Net cash provided by operating activities	732.8	948.4	**902.8**
Cash Flows From Investing Activities			
Investments in UTI Asset Management Company Limited	(143.6)	—	**—**
Investments in sponsored mutual funds	(26.3)	(62.2)	**(498.5)**
Dispositions of sponsored mutual funds	21.2	.1	**218.1**
Investments in debt securities held by savings bank subsidiary	(55.7)	(65.0)	**(31.1)**
Proceeds from debt securities held by savings bank subsidiary	53.6	52.0	**91.5**
Other investments made	(11.3)	(9.4)	**(18.5)**
Proceeds from other investments	3.2	1.8	**5.3**
Additions to property and equipment	(118.0)	(82.3)	**(76.9)**
Net cash used in investing activities	(276.9)	(165.0)	**(310.1)**
Cash Flows From Financing Activities			
Repurchases of common stock	(240.0)	(479.7)	**(135.2)**
Common share issuances under stock-based compensation plans	83.0	50.6	**86.6**
Excess tax benefits from stock-based compensation plans	50.7	35.3	**59.3**
Dividends	(278.9)	(317.9)	**(603.4)**
Change in savings bank subsidiary deposits	(.9)	13.1	**(18.8)**
Net cash used in financing activities	(386.1)	(698.6)	**(611.5)**
Cash and Cash Equivalents			
Net change during year	69.8	84.8	**(18.8)**
At beginning of year	743.3	813.1	**897.9**
At end of year	$ 813.1	$ 897.9	**$ 879.1**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(shares in thousands, dollars in millions)

	Common shares outstanding	Common stock	Additional capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balances at December 31, 2009	258,534	$ 51.7	$ 488.5	$ 2,240.1	$ 101.9	$ 2,882.2
Net income				672.2		672.2
Other comprehensive income, net of tax					37.2	37.2
Dividends				(278.9)		(278.9)
Common stock-based compensation plans activity						
Shares issued upon option exercises	4,933	1.0	85.5			86.5
Restricted shares issued, net of shares withheld for taxes	234	.0	(1.8)			(1.8)
Shares issued upon vesting of restricted stock units	71	.0	(1.3)			(1.3)
Forfeiture of restricted awards	(14)	.0	.0			—
Net tax benefits			50.9			50.9
Stock-based compensation expense			89.5			89.5
Common shares repurchased	(4,998)	(1.0)	(205.0)	(34.0)		(240.0)
Balances at December 31, 2010	258,760	51.7	506.3	2,599.4	139.1	3,296.5
Net income				773.2		773.2
Other comprehensive income, net of tax					(36.3)	(36.3)
Dividends				(317.9)		(317.9)
Common stock-based compensation plans activity						
Shares issued upon option exercises	2,920	.6	54.1			54.7
Restricted shares issued, net of shares withheld for taxes	224	.1	(3.0)			(2.9)
Shares issued upon vesting of restricted stock units	92	.0	(1.5)			(1.5)
Forfeiture of restricted awards	(29)	.0	.0			—
Net tax benefits			35.9			35.9
Stock-based compensation expense			98.7			98.7
Common shares repurchased	(8,695)	(1.7)	(188.5)	(289.5)		(479.7)
Balances at December 31, 2011	253,272	$ 50.7	$ 502.0	$ 2,765.2	$ 102.8	$ 3,420.7
Net income				883.6		**883.6**
Other comprehensive income, net of tax					29.1	**29.1**
Dividends				(603.6)		**(603.6)**
Common stock-based compensation plans activity						
Shares issued upon option exercises	5,239	1.1	91.5			**92.6**
Restricted shares issued, net of shares withheld for taxes	734	.1	(4.1)			**(4.0)**
Shares issued upon vesting of restricted stock units	101	.0	(2.0)			**(2.0)**
Forfeiture of restricted awards	(26)	.0	.0			**—**
Net tax benefits			60.8			**60.8**
Stock-based compensation expense			104.1			**104.1**
Common shares repurchased	(2,302)	(.5)	(121.3)	(13.4)		**(135.2)**
Balances at December 31, 2012	**257,018**	**$ 51.4**	**$ 631.0**	**$ 3,031.8**	**$ 131.9**	**$ 3,846.1**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Group derives its consolidated revenues and net income primarily from investment advisory services that its subsidiaries provide to individual and institutional investors in the sponsored T. Rowe Price U.S. mutual funds and other investment portfolios. We also provide our investment advisory clients with related administrative services, including distribution, mutual fund transfer agent, accounting and shareholder services; participant recordkeeping and transfer agent services for defined contribution retirement plans; brokerage; and trust services.

Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations.

Basis of Preparation

These consolidated financial statements have been prepared by our management in accordance with accounting principles generally accepted in the U.S. These principles require that we make certain estimates and assumptions. Actual results may vary from our estimates. Certain 2011 amounts have been reclassed to conform with 2012 presentation.

New Financial Reporting Guidance

On January 1, 2012, we adopted new financial reporting guidance related to the presentation of comprehensive income in our consolidated financial statements. The new guidance requires net income and other comprehensive income to be presented in either a single-continuous statement of comprehensive income or two separate, but consecutive, statements of income and comprehensive income. We elected to present the components of comprehensive income in a separate statement following our consolidated statements of income. Additional disclosures required by this new guidance are included in Note 12. In accordance with the guidance, the presentation of all prior year information has been revised to conform with the new presentation.

We also adopted new reporting guidance that clarified how to measure financial instruments at fair value and expanded the required fair value measurement disclosures. The adoption of the new measurement guidance did not have an impact on our consolidated financial statements. However, we now disclose in Note 6 the level of the fair value hierarchy in which the inputs used in determining the disclosed fair value of customer deposits at our savings bank subsidiary can be categorized.

Consolidation

Our financial statements include the accounts of all subsidiaries and sponsored products in which we have a controlling financial interest. We are generally considered to have a controlling financial interest when we own a majority of the voting interest in an entity. All material intercompany accounts and transactions are eliminated in consolidation.

Cash Equivalents

Cash equivalents consist primarily of short-term, highly liquid investments in our sponsored money market mutual funds. The cost of these funds is equivalent to fair value.

Investments in Sponsored Funds

We value our investments in sponsored funds at the quoted closing net asset value, or NAV, per share of each fund as of the balance sheet date, and generally classify these holdings as available-for-sale. Changes in net unrealized holding gains (losses) on these investments are recognized in accumulated other comprehensive income.

We review the carrying amount of each investment on a quarterly basis and recognize an impairment charge in non-operating investment income whenever an unrealized loss is considered other than temporary. In determining whether a fund holding is other-than-temporarily impaired, we consider various factors, including the duration of time it has existed, the severity of the impairment, any subsequent changes in value, and our intent and ability to hold the fund for a period of time sufficient for an anticipated recovery in fair value. Subject to the other considerations noted above, with respect to duration of time, we believe a fund holding with an unrealized loss that has persisted daily throughout the six months between quarter-ends is generally presumed to have an other-than-temporary impairment. We may also recognize an other-than-temporary loss if particular circumstances of the underlying investment do not warrant our belief that a near-term recovery is possible.

Debt Securities Held By Savings Bank Subsidiary

Our investments in marketable debt securities, including mortgage- and other asset-backed securities held by our savings bank subsidiary, are classified as available-for-sale and reported at fair value. Changes in net unrealized holding gains (losses) on these debt securities are recognized in accumulated other comprehensive income.

These debt securities are generally traded in the over-the-counter market. Securities with remaining maturities of one year or more at the time of acquisition are valued by us based on prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities. Securities with remaining maturities of less than one year at the time of acquisition generally are valued at amortized cost, which approximates fair value; however, if amortized cost is deemed not to reflect fair value, such securities are valued by us based generally on prices furnished by dealers who make markets in such securities or by an independent pricing service. Our investment valuation policies, methods, and sources are the same as those employed by the sponsored mutual funds to price similar investment holdings.

We review the carrying amount of each investment on a quarterly basis. We will recognize an impairment charge in non-operating investment income if the impairment is caused by a change in credit quality that affects our ability to recover our amortized cost. An impairment charge will also be taken if we intend to sell the security before its maturity, which generally correlates to the maturities of our customer deposits, or if we believe that it is more likely than not that we will be required to sell the security before recovering cost.

Other Investments

Those other investments to which we do not exercise significant influence over the operating and financial policies of the investee are recognized using the cost method of accounting.

Investments that give us the ability to exercise significant influence over the operating and financial policies of the investee are recognized using the equity method of accounting. The carrying value of these investments are adjusted to reflect our proportionate share of net income or loss, any unrealized gain or loss resulting from the translation of foreign denominated financial statements into U.S. dollars, and dividends received. Our proportionate share of income or loss is included in non-operating investment income in the consolidated statements of income. As permitted under existing accounting guidance, we adopted a policy by which we recognize our share of UTI Asset Management Company Limited's (UTI) earnings on a quarter lag as current financial information is not available in a timely manner. The basis difference between our carrying value and our proportionate share of UTI's book value is primarily related to consideration paid in excess of the stepped-up basis of assets and liabilities on the date of purchase.

We evaluate our equity and cost method investments for impairment when events or changes in circumstances indicate that the carrying value of the investment exceeds its fair value, and the decline in fair value is other than temporary.

We make initial seed investments in sponsored investment portfolios at the portfolio's formation. If we are deemed to have a controlling financial interest, we will consolidate the investment, and the underlying individual securities are accounted for as trading securities. We will also classify certain other seed investments in which we do not have a controlling financial interest as trading if we expect to hold them for only a short period of time. These investments are carried at fair value, with changes in fair value recognized in non-operating investment income. The valuation policies, methods, and sources for these investments are the same as those employed by the sponsored funds to price similar investment holdings as further described under our revenue recognition policy below.

Concentrations of Risk

Concentration of credit risk in accounts receivable is believed to be minimal in that our clients generally have substantial assets, including those in the investment portfolios that we manage for them.

Our investments in sponsored funds and investments held as trading expose us to market risk in the form of equity price risk, that is, the potential future loss of value that would result from a decline in the fair value of each fund or its underlying net assets. Each fund and its underlying net assets are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

Investments by our savings bank subsidiary in debt securities expose us to market risk, which may arise from changes in credit ratings and interest rates.

Property and Equipment

Property and equipment is stated at cost net of accumulated depreciation and amortization computed using the straight-line method. Provisions for depreciation and amortization are based on the following weighted-average estimated useful lives: computer and communications software and equipment, 4 years; buildings and improvements, 32 years; leasehold improvements, 8 years; furniture and other equipment, 6 years; and leased land, 99 years.

Goodwill

We evaluate the carrying amount of goodwill in our consolidated balance sheets for possible impairment on an annual basis in the third quarter of each year using a fair value approach. Our evaluations have indicated that no impairment exists.

We internally conduct, manage, and report our operations as one investment advisory business. We do not have distinct operating segments or components that separately constitute a business. Accordingly, we attribute goodwill to a single reportable business segment and reporting unit - our investment advisory business.

Revenue Recognition

Fees for investment advisory services, which are based on a percentage of assets under management, and related administrative services that we provide to investment advisory clients, including our sponsored funds, are recognized in the period that our services are provided.

Our assets under management are valued in accordance with a valuation and pricing policy that defines the valuation and pricing processes for each major type of investment held in our sponsored mutual funds and other client investment portfolios. Fair values used in our processes are primarily determined from quoted market prices; prices furnished by dealers who make markets in such securities; or from data provided by an independent pricing service that considers yield or price of investments of comparable quality, coupon, maturity, and type. Investments for which market prices are not readily available are not a material portion of our total assets under management.

Distribution and servicing fees earned from 12b-1 plans of the Advisor, R, and VIP II classes of our sponsored mutual funds are recognized in the period that they are earned, which is the same period that the related mutual funds recognize their expense. These fees are offset entirely by the distribution and servicing costs paid to third-party financial intermediaries that source the assets of these share classes.

We provide all services to the sponsored U.S. mutual funds under contracts that are subject to periodic review and approval by each of the funds' boards. Regulations require that the funds' shareholders also approve material changes to investment advisory contracts.

Taxes billed to our clients based on our fees for services rendered are not included in revenues.

Advertising

Costs of advertising are expensed the first time that the advertising takes place.

Stock-Based Compensation

We maintain three stockholder approved employee Long-Term incentive plans (2012 Long-Term Incentive Plan, 2004 Stock Incentive Plan, and 2001 Stock Incentive Plan, collectively the LTI Plans) and two stockholder approved non-employee director plans (2007 Non-Employee Director Equity Plan and 1998 Director Stock Option Plan). We believe that our stock-based compensation programs align the interests of our employees and directors with those of our common stockholders. As of December 31, 2012, a total of 17,752,085 shares were available for future grant under the 2012 Long-Term Incentive Plan and 2007 Non-Employee Director Equity Plan.

Under our LTI Plans, we have issued restricted shares and restricted stock units to employees that convert to shares after vesting. Vesting of these awards is based on the individual continuing to render service over a four- to six-year graded schedule. All restricted shareholders and restricted stock unit holders receive non-forfeitable cash dividends and cash dividend-equivalents, respectively, on our dividend payable date.

In 2012, we began granting performance-based restricted shares and restricted stock units to certain executive officers in which the number of restricted shares or restricted stock units ultimately retained is determined based on achievement of certain performance thresholds. The number of restricted shares or restricted stock units retained are also subject to the same time-based vesting requirement as the other restricted shares or restricted stock units described above. Cash dividends and cash dividend-equivalents are accrued and paid to the holders of performance-based restricted shares and restricted stock units only after the performance period has lapsed and the performance thresholds have been met.

Under our LTI plans, we have granted qualified incentive and nonqualified fixed stock options with a maximum term of 10 years to employees. Vesting of our employee option grants is based on the individual continuing to render service and generally occurs over a five- to six-year graded schedule. The exercise price of each option granted is equivalent to the market price of the common stock at the date of grant.

We grant options, with a maximum term of 10 years, restricted shares and restricted stock units to non-employee directors under the stockholder approved 2007 Non-Employee Director Plan. These grants vest over 6 months to one year, and in the case of restricted stock units, are settled upon the non-employee directors' departure from the board. Non-employee directors holding restricted shares receive non-forfeitable dividends while restricted stock unit holders are issued non-forfeitable dividend equivalents in the form of vested stock units on our dividend payable date.

We recognize the grant-date fair value of these awards as compensation expense ratably over the awards' service period. The expense recognized includes an estimate of awards that will be forfeited. Both time-based and performance-based restricted shares and units are valued on the grant-date using the closing market price of our common stock, though consideration is also given to the probability of the performance thresholds being met when valuing the performance-based restricted awards and units. We used the Black-Scholes option-pricing model to estimate the fair value of each option grant, including reloads, as follows:

	Weighted average		
	2010	2011	2012
Grant-date fair value per option awarded, including reload grants	$ 14.26	$ 17.94	**$ 16.27**
Assumptions used:			
Expected life in years	6.7	6.9	**6.8**
Expected volatility	32%	33%	**32%**
Dividend yield	2.1%	1.9%	**2.1%**
Risk-free interest rate	2.7%	2.2%	**1.3%**

Our expected life assumptions are based on the vesting period for each option grant and our historical experience with respect to the average holding period from vesting to option exercise. The assumptions for expected volatility are based on historical experience for the same periods as our expected lives. Dividend yields are based on recent historical experience and future expectations. Risk-free interest rates are set using grant-date U.S. Treasury yield curves for the same periods as our expected lives.

Earnings Per Share

We compute our basic and diluted earnings per share under the two-class method, which considers our outstanding restricted shares and stock units, on which we pay non-forfeitable dividends, as if they were a separate class of stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Cash Equivalents

Cash equivalent investments in our sponsored money market mutual funds aggregate $823.2 million at December 31, 2011, and $732.8 million at December 31, 2012. Dividends earned on these investments were $.1 million in 2010, 2011, and 2012.

Note 2 – Information About Receivables, Revenues, and Services

Accounts receivable from our sponsored mutual funds in the U.S. for advisory fees and advisory-related administrative services aggregate $155.9 million at December 31, 2011, and $184.0 million at December 31, 2012.

Revenues (in millions) from advisory services provided under agreements with our sponsored mutual funds in the U.S. and other investment clients include:

	2010	2011	2012
Sponsored mutual funds in the U.S.			
Stock and blended asset	$ 1,116.3	$ 1,304.5	$ 1,437.6
Bond and money market	278.0	303.1	352.7
	1,394.3	1,607.6	1,790.3
Other portfolios			
Stock and blended asset	514.4	604.8	635.1
Bond, money market, and stable value	118.1	136.6	166.6
	632.5	741.4	801.7
Total	**$ 2,026.8**	**$ 2,349.0**	**$ 2,592.0**

The following table summarizes the various investment portfolios and assets under management (in billions) on which we earn advisory fees.

	Average during			December 31,	
	2010	2011	2012	2011	2012
Sponsored mutual funds in the U.S.					
Stock and blended asset	$ 184.7	$ 217.6	$ 241.6	$ 211.7	$ 256.9
Bond and money market	66.1	74.5	85.0	77.7	90.0
	250.8	292.1	326.6	289.4	346.9
Other portfolios					
Stock and blended asset	126.2	149.6	158.0	140.7	164.2
Bond, money market, and stable value	45.6	55.4	64.8	59.4	65.7
	171.8	205.0	222.8	200.1	229.9
Total	**$ 422.6**	**$ 497.1**	**$ 549.4**	**$ 489.5**	**$ 576.8**

Investors that we serve are primarily domiciled in the U.S.; investment advisory clients outside the U.S. account for 9.5% of our assets under management at December 31, 2012.

Fees for advisory-related administrative services provided to our sponsored mutual funds in the U.S. were $223.6 million in 2010, $247.0 million in 2011, and $258.3 million in 2012. Distribution and other servicing fees earned from certain classes of our sponsored mutual funds in the U.S. were $43.2 million in 2010, $74.6 million in 2011, and $96.1 million in 2012.

Note 3 – Investments in Sponsored Funds

Our investments (in millions) in sponsored funds accounted for as available-for-sale at December 31 include:

	Aggregate cost	Unrealized holding gains	Unrealized holding losses	Aggregate fair value
2011				
Stock and blended asset funds	$ 281.7	$ 137.0	$ (.8)	$ 417.9
Bond funds	310.6	38.5	(2.5)	346.6
Total	**$ 592.3**	**$ 175.5**	**$ (3.3)**	**$ 764.5**
2012				
Stock and blended asset funds	$ 336.9	$ 178.9	$ —	$ 515.8
Bond funds	570.9	53.4	—	624.3
Total	**$ 907.8**	**$ 232.3**	**$ —**	**$ 1,140.1**

The unrealized holding losses at December 31, 2011 are attributable to ten fund holdings with an aggregate fair value of $86.3 million and were considered temporary.

Dividends, excluding capital gain distributions, earned on sponsored mutual fund investments totaled $10.3 million in 2010, $10.6 million in 2011, and $11.8 million in 2012.

Note 4 – Savings Bank Subsidiary

DEBT SECURITIES

Our savings bank subsidiary holds investments in marketable debt securities, including mortgage- and other asset-backed securities, which are accounted for as available-for-sale. The following table (in millions) details the components of these investments at December 31.

	2011		2012	
	Fair value	Unrealized holding gains (losses)	Fair value	Unrealized holding gains (losses)
Investments with temporary impairment (18 securities in 2012) of				
Less than 12 months	$ 22.8	$ (.2)	$ 6.4	$ .0
12 months or more	6.3	(.2)	1.0	.0
Total	29.1	(.4)	7.4	.0
Investments with unrealized holding gains	169.3	3.5	128.6	3.2
Total	**$ 198.4**	**$ 3.1**	**$ 136.0**	**$ 3.2**
Aggregate cost	**$ 195.3**		**$ 132.8**	

The unrealized losses in these investments were generally caused by changes in interest rates and market liquidity, and not by changes in credit quality. We intend to hold these securities to their maturities, which generally correlate to the maturities of our customer deposits, and believe it is more-likely-than-not that we will not be required to sell any of these securities before recovery of their amortized cost. Accordingly, impairment of these investments is considered temporary.

NET REVENUE

Net revenue (in millions) includes the following:

	2010	2011	2012
Investment income from debt securities	$ 6.4	$ 5.4	$ 4.1
Interest expense on customer deposits	3.5	3.1	2.3
Net revenue	**$ 2.9**	**$ 2.3**	**$ 1.8**

Note 5 – Other Investments

These investments (in millions) at December 31 include:

	2011	2012
Cost method investments		
10% interest in Daiwa SB Investments Ltd. (Japan)	$ 13.6	$ 12.7
Other investments	39.9	46.5
Equity method investments		
26% interest in UTI Asset Management Company Limited (India)	144.8	139.8
Other investments	2.6	9.4
Investments held as trading		
Sponsored mutual fund investments	4.4	2.6
Securities held by consolidated sponsored investment portfolios	—	92.7
U.S. Treasury note	1.0	1.0
Total	**$ 206.3**	**$ 304.7**

At December 31, 2012, we had outstanding commitments to make additional contributions totaling $36.5 million to various investment partnerships in which we have an existing investment.

Note 6 – Fair Value Measurements

We determine the fair value of our investments using the following broad levels of inputs as defined by related accounting standards:

Level 1 – quoted prices in active markets for identical securities.

Level 2 – observable inputs other than Level 1 quoted prices including, but not limited to, quoted prices for similar securities, interest rates, prepayment speeds, and credit risk. These inputs are based on market data obtained from independent sources.

Level 3 – unobservable inputs reflecting our own assumptions based on the best information available. We do not value any of our investments using Level 3 inputs.

These levels are not necessarily an indication of the risk or liquidity associated with our investments. There were no transfers in or out of the levels in 2011 or 2012. The following table summarizes our investments (in millions) that are recognized in our consolidated balance sheets at year end using fair value measurements determined based on the differing levels of inputs.

	Level 1	Level 2
2011		
Cash equivalents	$ 823.2	
Investments in sponsored funds	764.5	
Investments held as trading	4.4	
Debt securities held by savings bank subsidiary	—	$ 198.4
Total	**$ 1,592.1**	**$ 198.4**
2012		
Cash equivalents	$ 732.8	
Investments in sponsored funds	1,140.1	
Investments held as trading	18.1	$ 77.2
Debt securities held by savings bank subsidiary	—	136.0
Total	**$ 1,891.0**	**$ 213.2**

Customer deposits at our savings bank subsidiary are not measured at fair value in our consolidated balance sheets. The estimated fair value of these deposits, based on discounting expected cash outflows at maturity dates that range up to five years using current interest rates offered for deposits with the same dates of maturity, was $176.9 million at December 31, 2011, and $157.8 million at December 31, 2012. The fair value was determined using Level 2 inputs.

Note 7 – Property and Equipment

Property and equipment (in millions) at December 31 consists of:

	2011	2012
Computer and communications software and equipment	$ 357.1	$ 369.1
Buildings and improvements	391.5	394.9
Leasehold improvements	95.3	101.8
Furniture and other equipment	100.0	106.0
Land	40.3	40.3
Leased land	2.7	2.7
	986.9	1,014.8
Less accumulated depreciation and amortization	419.5	453.8
Total	**$ 567.4**	**$ 561.0**

Compensation and related costs attributable to the development of computer software for internal use totaling $8.1 million in 2010, $7.5 million in 2011, and $14.9 million in 2012 have been capitalized.

We occupy certain office facilities and lease computer and other equipment under noncancelable operating leases. Related rental expense was $29.6 million in 2010, $26.5 million in 2011, and $28.3 million in 2012. Future minimum payments under these leases aggregate $31.0 million in 2013, $31.1 million in 2014, $28.7 million in 2015, $27.5 million in 2016, $17.7 million in 2017, and $17.8 million in later years.

Note 8 – Income Taxes

The provision for income taxes (in millions) consists of:

	2010	2011	2012
Current income taxes			
U.S. federal	$ 323.4	$ 375.8	$ 437.3
Foreign	50.1	29.9	31.3
State and local	47.5	68.8	73.8
Deferred income taxes (tax benefits)	(23.2)	2.9	9.1
Total	**$ 397.8**	**$ 477.4**	**$ 551.5**

Deferred income taxes (tax benefits) arise from temporary differences between taxable income for financial statement and income tax return purposes. Deferred tax benefits in 2010 include $27.6 million relating to the recognition of stock-based compensation expense. Deferred income taxes in 2011 include $13.9 million related to property and equipment offset by deferred tax benefits of $15.1 million related to the recognition of stock-based compensation expense. Deferred income taxes in 2012 include $14.2 million from the reversal of deferred tax assets related to other-than-temporary impairments previously recognized on sponsored fund investments that were sold in 2012. These deferred income taxes were offset by deferred tax benefits of $5.2 million related to accrued compensation.

The following table reconciles the statutory federal income tax rate to the effective income tax rate.

	2010	2011	2012
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes for current year, net of federal income tax benefits	3.0	3.5	3.5
Other items	(.8)	(.3)	(.1)
Effective income tax rate	**37.2%**	**38.2%**	**38.4%**

The net deferred tax asset recognized in our consolidated balance sheets in other assets includes the following (in millions) at December 31.

	2011	2012
Deferred tax liabilities		
Related to property and equipment	$ (31.5)	$ (31.0)
Recognized in other comprehensive income on net unrealized holding gains	(67.3)	(91.6)
Other	(11.6)	(14.1)
	(110.4)	(136.7)
Deferred tax assets		
Related to stock-based compensation	131.8	134.5
Related to other-than-temporary impairments of investments in sponsored funds	49.1	34.9
Related to accrued compensation	2.9	8.1
Recognized in other comprehensive income on cumulative translation adjustment	3.0	6.7
Other	4.2	3.2
	191.0	187.4
Net deferred tax asset	**$ 80.6**	**$ 50.7**

A deferred tax liability for unremitted earnings of our foreign subsidiaries has not been recognized, as it is our intention to indefinitely reinvest these earnings outside the U.S. The unremitted earnings of these subsidiaries are estimated to be $212.3 million at December 31, 2012. If these earnings were distributed to the U.S. in the form of dividends or otherwise, or if the entity was sold or otherwise transferred, we would be subject to U.S. income taxes, less any foreign tax credits. Determination of the amount of the unrecognized deferred tax liability related to these earnings is not practicable.

Other assets also include tax refund receivables of $20.1 million at December 31, 2011, and $45.0 million at December 31, 2012.

Cash outflows from operating activities include income taxes paid of $383.0 million in 2010, $430.1 million in 2011, and $514.9 million in 2012.

Additional income tax benefits of $51.9 million in 2010, $36.3 million in 2011, and $60.9 million in 2012 arising from stock-based compensation plans activity reduced the amount of income taxes that would have otherwise been payable.

The following table summarizes the changes in our unrecognized tax benefits (in millions).

	2010	2011	2012
Balance at beginning of year	$ 7.0	$ 3.8	$ 4.7
Changes in tax positions related to			
Current year	.8	.9	.9
Prior year	(4.0)	.4	.2
Expired statute of limitations	—	(.4)	(.9)
Balance at year end	**$ 3.8**	**$ 4.7**	**$ 4.9**

If recognized, these tax benefits would affect our effective tax rate; however, we do not expect that unrecognized tax benefits for tax positions taken with respect to 2012 and prior years will significantly change in 2013. The U.S. has concluded examinations related to federal tax obligations through the year 2009. Net interest recoverable recognized in our consolidated balance sheets was $5.9 million at December 31, 2011, and $6.3 million at December 31, 2012. Our accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as part of our provision for income taxes. Interest recognized as part of our provision for income taxes was not material.

Note 9 – Stockholders' Equity

SHARE REPURCHASES

The Board of Directors has authorized the future repurchase of up to 11,413,467 common shares as of December 31, 2012.

DIVIDENDS

Regular cash dividends declared per share were $1.08 in 2010, $1.24 in 2011, and $1.36 in 2012. In December 2012, the Board of Directors also declared a special dividend of $1.00 per share, which was paid on December 28, 2012.

RESTRICTED CAPITAL

Our consolidated stockholders' equity at December 31, 2012, includes about $114 million that is restricted as to use by various regulations and agreements arising in the ordinary course of our business.

Note 10 – Stock-Based Compensation

EFFECT OF SPECIAL DIVIDEND

In accordance with the anti-dilution provisions of our LTI Plans and the non-employee director plans, the number of shares authorized for these plans and the number of options outstanding as of the special dividend's ex-dividend date (December 13, 2012) and their exercise price were adjusted to neutralize the effect of the special dividend. The adjustment resulted in an increase of 549,877 in options outstanding on the ex-dividend date, and no incremental compensation expense.

SHARES AUTHORIZED FOR STOCK-BASED COMPENSATION PROGRAMS

At December 31, 2012, 53,012,986 shares of unissued common stock were authorized for issuance under our stock-based compensation plans. Additionally, 3,412,508 shares are authorized for issuance under a plan whereby substantially all employees may acquire common stock through payroll deductions at prevailing market prices.

STOCK OPTIONS

The following table summarizes the status of and changes in our stock option grants during 2012. All numbers have been adjusted to reflect the effect of the special dividend as noted above.

	Options	Weighted-average exercise price	Weighted-average remaining contractual term in years
Outstanding at beginning of year	39,734,010	$ 44.71	
Semiannual grants	3,536,967	$ 61.44	
Reload grants	150,870	$ 62.60	
New hire grants	50,210	$ 61.27	
Non-employee director grants	16,248	$ 63.07	
Exercised	(8,127,009)	$ 34.23	
Forfeited	(676,650)	$ 51.75	
Expired	(62,211)	$ 63.17	
Outstanding at end of year	**34,622,435**	**$ 48.82**	**6.1**
Exercisable at end of year	**20,344,305**	**$ 45.48**	**4.8**

Compensation and related costs includes a charge for stock option-based compensation expense of $71.5 million in 2010, $79.5 million in 2011, and $74.5 million in 2012, including $3.2 million, $.5 million, and $.8 million, respectively, for reload option grants.

The total intrinsic value of options exercised was $189.4 million in 2010, $123.5 million in 2011, and $239.6 million in 2012. At December 31, 2012, the aggregate intrinsic value of in-the-money options outstanding was $575.9 million, including $402.0 million related to options exercisable.

RESTRICTED SHARES AND STOCK UNITS

The following table summarizes the status of and changes in our nonvested restricted shares and restricted stock units during 2012.

	Restricted shares	Restricted stock units	Weighted-average fair value
Nonvested at beginning of year	637,393	351,017	$ 51.83
Granted to employees and directors	796,717	399,075	$ 62.41
Vested (value at vest date was $24.5 million)	(246,903)	(136,275)	$ 50.90
Forfeited	(26,043)	(16,775)	$ 55.82
Nonvested at end of year	**1,161,164**	**597,042**	**$ 59.13**

The table above includes 24,000 performance-based restricted shares and 70,875 performance-based restricted stock units with a weighted-average fair value of $62.41 granted in 2012 to certain executive officers. All were nonvested at December 31, 2012.

Compensation and related costs includes expenses for restricted shares and restricted stock units of $18.0 million in 2010, $19.2 million in 2011, and $29.6 million in 2012.

At December 31, 2012, non-employee directors held 41,424 vested stock units that will convert to common shares upon their separation from the Board.

FUTURE STOCK-BASED COMPENSATION EXPENSE

The following table presents the compensation expense (in millions) to be recognized over the remaining vesting periods of the stock-based awards outstanding at December 31, 2012. Estimated future compensation expense will change to reflect future option grants, including reloads; future awards of unrestricted shares, restricted shares, and restricted stock units; changes in estimated forfeitures; and adjustments for actual forfeitures.

First quarter 2013	$ 23.0
Second quarter 2013	22.9
Third quarter 2013	22.7
Fourth quarter 2013	18.0
Total 2013	86.6
2014 through 2017	88.1
Total	**$ 174.7**

Note 11 – Earnings Per Share Calculations

The following table presents the reconciliation (in millions) of our net income to net income allocated to our common stockholders and the weighted-average shares (in millions) that are used in calculating the basic and the diluted earnings per share on our common stock. Weighted-average common shares outstanding assuming dilution reflects the potential additional dilution, determined using the treasury stock method that could occur if outstanding stock options were exercised.

	2010	2011	2012
Net income	$ 672.2	$ 773.2	$ 883.6
Less: net income allocated to outstanding restricted share and stock unit holders	(2.8)	(3.5)	(5.5)
Net income allocated to common stockholders	**$ 669.4**	**$ 769.7**	**$ 878.1**
Weighted-average common shares			
Outstanding	257.2	255.6	253.4
Outstanding assuming dilution	265.1	263.3	261.0

The following table shows the weighted-average outstanding stock options (in millions) and their average exercise price that are excluded from the calculation of diluted earnings per common share, as the inclusion of such shares would be anti-dilutive.

	2010	2011	2012
Weighted-average outstanding stock options excluded	12.4	7.2	5.4
Average exercise price	$ 52.07	$ 60.03	$ 65.67

Note 12 – Other Comprehensive Income and Accumulated Other Comprehensive Income

The following table presents the deferred tax benefit (income tax) impact of the components (in millions) of other comprehensive income.

	2010	2011	2012
Deferred tax benefit (income taxes) on			
Net unrealized holding gains or losses	$ (28.0)	$ 16.1	$ (39.7)
Capital gain distributions	1.0	2.1	1.8
Reclassification adjustment on net gains or losses realized on dispositions in non-operating investment income	2.9	—	13.6
Deferred tax benefits (income taxes) on net unrealized holding gains or losses recognized in other comprehensive income	(24.1)	18.2	(24.3)
Deferred tax benefit (expense) on currency translation adjustment	(2.0)	5.0	3.7
Total deferred tax benefits (income taxes)	**$ (26.1)**	**$ 23.2**	**$ (20.6)**

The changes in accumulated other comprehensive income (in millions), by component, for each year ended December 31 are presented below:

	2009	Other comprehensive income, net of tax	2010	Other comprehensive loss, net of tax	2011	Other comprehensive income, net of tax	2012
Net unrealized holding gains on							
Investments in sponsored funds	$ 160.0	$ 57.7	$ 217.7	$ (45.5)	$ 172.2	$ 60.1	$ 232.3
Debt securities held by savings bank subsidiary	3.3	—	3.3	(.2)	3.1	.1	3.2
Proportionate share of investments held by UTI	—	—	—	.4	.4	.2	.6
	163.3	57.7	221.0	(45.3)	175.7	60.4	236.1
Deferred income taxes	(61.4)	(24.1)	(85.5)	18.2	(67.3)	(24.3)	(91.6)
Net unrealized holding gains, net of taxes	101.9	33.6	135.5	(27.1)	108.4	36.1	144.5
Currency translation adjustment, net of taxes	—	3.6	3.6	(9.2)	(5.6)	(7.0)	(12.6)
Accumulated other comprehensive income	**$ 101.9**	**$ 37.2**	**$ 139.1**	**$ (36.3)**	**$ 102.8**	**$ 29.1**	**$ 131.9**

The currency translation adjustment results from translating our proportionate share of the financial statements of UTI, our equity method investment, into U.S. dollars. Assets and liabilities are translated into U.S. dollars using year-end exchange rates, and revenues and expenses are translated using weighted-average exchange rates for the period.

Note 13 – Other Disclosures

CONTINGENCIES

From time to time, various claims against us arise in the ordinary course of business, including employment-related claims. In the opinion of management, after consultation with counsel, the likelihood that an adverse determination in one or more pending claims would have a material adverse effect on our financial position or results of operations is remote.

RETIREMENT PLANS

Compensation and related costs includes expense recognized for our defined contribution retirement plans of $48.2 million in 2010, $54.5 million in 2011, and $58.2 million in 2012.

Note 14 – Supplementary Quarterly Financial Data (Unaudited)

	Net revenues	Net income	Basic earnings on common stock	Diluted earnings on common stock
	(in millions)		(per-share)	
2011				
1st quarter	$ 682.4	$ 194.6	$ .75	$ .72
2nd quarter	$ 713.7	$ 204.7	$ .79	$ .76
3rd quarter	$ 679.4	$ 185.5	$ .73	$ .71
4th quarter	$ 671.6	$ 188.4	$ .74	$ .73
2012				
1st quarter	$ 728.7	$ 197.5	$ .78	$ .75
2nd quarter	$ 736.8	$ 206.8	$ .81	$ .79
3rd quarter	$ 769.7	$ 247.3	$ .97	$ .94
4th quarter	$ 787.3	$ 232.0	$ .90	$ .88

The sums of quarterly earnings per share do not equal annual earnings per share because the computations are done independently.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Stockholders of
T. Rowe Price Group, Inc.:

We, together with other members of management of T. Rowe Price Group, Inc., are responsible for establishing and maintaining adequate internal control over the company's financial reporting. Internal control over financial reporting is the process designed under our supervision, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management has evaluated the effectiveness of internal control over financial reporting as of December 31, 2012, in relation to criteria described in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, we believe that the company's internal control over financial reporting was effective as of December 31, 2012.

KPMG LLP, an independent registered public accounting firm, has audited our financial statements that are included in this annual report and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2012.

February 5, 2013



James A.C. Kennedy
Chief Executive Officer and President



Kenneth V. Moreland
Vice President, Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
T. Rowe Price Group, Inc.:

We have audited the accompanying consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries ("the Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 5, 2013, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Baltimore, Maryland
February 5, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
T. Rowe Price Group, Inc.:

We have audited T. Rowe Price Group, Inc. and subsidiaries' ("the Company") internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, T. Rowe Price Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 5, 2013, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Baltimore, Maryland
February 5, 2013

Corporate Headquarters

100 East Pratt Street
Baltimore, Maryland 21202
United States
(410) 345-2000

Office Locations

Buenos Aires, Argentina

Sydney, Australia

Toronto, Canada

Copenhagen, Denmark

Hong Kong

Tokyo, Japan

Luxembourg

Amsterdam, Netherlands

Singapore

Zurich, Switzerland

Dubai, United Arab Emirates

London, United Kingdom

United States:
San Francisco, California

Colorado Springs, Colorado

Tampa, Florida

Baltimore, Maryland

Owings Mills, Maryland

U.S. Investor Centers

Baltimore, Maryland

Boca Raton, Florida

Colorado Springs, Colorado

Garden City, New York

Los Angeles, California

Northbrook, Illinois

Oak Brook, Illinois

Owings Mills, Maryland

Paramus, New Jersey

Short Hills, New Jersey

Tampa, Florida

Tysons Corner, Virginia

Walnut Creek, California

Washington, D.C.

Wellesley, Massachusetts

Additional Information

SEC Form 10-K
A paper copy is available, at no charge, by sending a written request to:

David Oestreicher
Corporate Secretary
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, MD 21202
Fax (410) 345-3223

A copy is available on our website: troweprice.com

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
1110 Centre Pointe Curve
Mendota Heights, MN 55120
(888) 648-8155
wellsfargo.com/
shareownerservices

Send stockholder inquiries to:
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

Independent Registered Public Accounting Firm
KPMG LLP
Baltimore, MD

Annual Meeting
April 23, 2013, at 10 a.m.
T. Rowe Price Group, Inc.
Owings Mills Corporate Campus
4525 Painters Mill Road
Owings Mills, MD 21117

Board of Directors

Edward C. Bernard
Vice Chairman and President,
T. Rowe Price Investment Services

James T. Brady
Mid-Atlantic Managing Director,
Ballantrae International Ltd.

J. Alfred Broaddus, Jr.*
Retired President, Federal
Reserve Bank of Richmond

Mary K. Bush
President, Bush International, LLC

Donald B. Hebb, Jr.
Chairman, ABS Capital Partners

Dr. Freeman A. Hrabowski, III
President, University of Maryland,
Baltimore County

James A.C. Kennedy
Chief Executive Officer and
President

Robert F. MacLellan
Non-Executive Chairman
Northleaf Capital Partners

Brian C. Rogers
Chairman, Chief Investment
Officer, and Portfolio Manager

Dr. Alfred Sommer
Dean Emeritus and University
Distinguished Service Professor,
Johns Hopkins Bloomberg
School of Public Health

Dwight S. Taylor
Retired President, COPT
Development & Construction
Services, LLC

Anne Marie Whittemore
Partner, McGuireWoods LLP

* *Mr. Broaddus will not stand for reelection at the 2013 Annual Meeting.*



T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202
(410) 345-2000 | troweprice.com

VISIT OUR INTERACTIVE ANNUAL REPORT AT
troweprice.com/annualreport2012


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